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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         Commission File Number 0-18760

                               UNILENS VISION INC.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [x]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated August 24, 2005.

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     UNILENS VISION INC.
                                                     (Registrant)


Date  August 24, 2005                                By     /s/ Alfred W. Vitale
                                                            --------------------
                                                     Name:  Alfred W. Vitale
                                                     Title: President

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         UNILENS VISION RETAINS INVESTMENT BANKERS TO PROVIDE VALUATION,
                  STRATEGIC ADVISORY SERVICES, AND ALTERNATIVES

    LARGO, Fla., Aug. 24 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) today announced that it has retained RBC Centura Investment Banking to evaluate and advise the Company with regard to valuation and strategic alternatives pertaining to shareholder value.

    "Consistent with our continuing efforts to enhance shareholder value, we look forward to working with RBC Centura Investment Banking, which will report to the Board of Directors regarding valuation, market trends, and strategic alternatives for both the short term and long term," commented A. W. Vitale, Chief Executive Officer of Unilens Vision Inc.

    The Company stated that there can be no assurance that this process will result in any specific transaction.

    About RBC Centura Investment Banking

    RBC Centura Investment Banking Services Group works with middle-market companies to assess strategic issues associated with growth, mergers and acquisitions, stockholder values, exit strategies, shareholder liquidity, etc. RBC Centura Investment Banking Services Group is a unit of RBC Centura, which offers a wide range of financial services and advice, and is a wholly owned subsidiary of Royal Bank of Canada (NYSE, TSX: RY).

    About Unilens Vision Inc. - "The Eye Care Professionals Specialty Lens Company"

    Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue(R), Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" and the TSX Venture Exchange under the symbol "UVI."

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT: Michael Pecora, CFO, Unilens Vision Inc., +1-727-544-2531/ Web site: http://www.unilens.com /